Stoecklein Law Group

Practice Limited to Federal Securities

Emerald Plaza	Telephone: (619) 704-1310
402 West Broadway	Facsimile: (619) 704-1325
Suite 690	email: djs@slgseclaw.com
San Diego, California 92101	web: www.slgseclaw.com

November 9, 2011

Ms. Lauren Nguyen

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

RE: Sport Tech Enterprises, Inc.

Your Letter of October 25, 2011

Form Registration Statement on Form S-1

File No. 333-175306

Dear Ms. Nguyen,

This correspondence is in response to your letter dated October 25, 2011 in reference to our filing of the Registration Statement on Form S-1 filed on October 11, 2011 on behalf of Sport Tech Enterprises, Inc., your file number 333-175306.

General

1.
We note that you are registering the sale of substantially all of the outstanding shares held by persons other than your director and officers. Given that the majority of the selling shareholders purchased their shares in June 2011 and that the majority of the shares offered are held by affiliates or persons with a material relationship with your sole director and two officers, it appears that this may be an indirect primary offering by the company. Please identify the selling shareholders as underwriters on the cover page and throughout (not “may be deemed underwriters”) and include a fixed sales price to the public for the duration of the offering. In addition, please make conforming changes throughout the prospectus (e.g. Calculation of Registration Fee table, Summary of the Offering, Plan of Distribution, etc.). If you disagree, please provide us with a detailed analysis for determining that the offering is appropriately characterized as an offering that is eligible to be made pursuant to Rule 415(a)(1)(i) of the Securities Act of 1933.

Response:

In response to your Comment No. 1, the registrant, in order to be in compliance with Rule 415 (a)(1)(i) of the Securities Act of 1933, has amended the Registration Statement throughout to eliminate the registration of 8,262,800 shares, which shares are in the name of Jane Stoecklein (8,000,000), Gisela Stoecklein (12,000), Daniel Van Ness (200,800, and Stoecklein Law Group (50,000). Therefore the number of shares to be registered are 164,000 shares or .005% of the issued and outstanding.

2.
We note your response to our prior comment one. Please revise to disclose your status as a shell company, or explain why you should not be deemed to have “no or nominal operations” and “no or nominal assets.” We note that you were incorporated in July 2010, have approximately $1,700 in assets and have not generated any revenues. We further note your disclosure on page 28 that you have yet to file a patent application for your surf leash design and implementation.

Response:

In response to your Comment 2 as to why we do not believe that we fall into the category of a “shell company,” we acknowledge we are a start up company with minimal operations; however; (i) we have a business, which with minimal investment has developed a prototype product which is currently being tested and evaluated in on sight usage, (ii) have filed for our trademark with the United States Patent and Trademark Office and received a Notice of Allowance, (iii) are in consultation with patent counsel to file our patent, once we determine which prototype we are proceeding to market with, and (iv) have an employee on payroll, who is overseeing our product design, testing, and working out the details of our market plan. And, while we are at a standstill in raising additional capital during this registration, we are drawing on a credit facility made available to us by our President, and we are still proceeding with our original business plan. We do not believe that we are the type of company that Rule 405 intended to capture within its definition.

3.	Please revise to provide page numbers for Part II of your registration statement in your next amendment.

Response:

We have included pages numbers for Part II beginning after the second table of contents and ending prior to the signature page.

Registration Statement Cover Page

Registration Fee Table

4.
We note your revised disclosure regarding Rule 457(e). However, your transaction does not appear to satisfy the conditions of Rule 457(e). Please revise or explain to us how your offering satisfies the conditions of Rule 457(e).

Response:

In response to your comment number 4, the securities being offered are being offered to the general public, and the fee has been calculated according the “higher” standard set forth in Rule 457(e). Further the Fee Table has been amended in regards to the registration of fewer shares:

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, $0.001 par value	164,000	$0.50	$82,000	$9.52

5.
We note your response to our prior comment six and reissue. We note that the $0.50 per share price of the shares you are registering is the same price that the [sic] some of your selling shareholders paid for their shares in your June 2011 private placement. As such, it appears that the $0.50 per share price prohibits these selling shareholders from making any profit on sales of shares that they acquired in the June 2011 private placement unless and until there is an active trading market. It appears that when the purchasers purchased restrictive, illiquid shares for $0.50 a share, they agreed that they were worth $0.50 a share with the restrictions of a non-public security. We note that you are now registering a liquid, non-restrictive security. Either revise the price or explain why the changed factors do not result in a different price. Also, please provide us with copies of the private offering memoranda and related agreements about the private offerings. Please revise to increase the fixed price or advise us why you do not think this is necessary.

Response:

Corrections have been made throughout the registration which clearly state the shares offered in the June 2011 private placement were purchased at price of $0.25 per share.  Therefore the offering price in this registration of $0.50 per share allows the shareholders the opportunity to make a profit of $0.25 per share, or a 100% profit. A copy of the June 2011 private placement has been enclosed in the hardcopy package.

Prospectus Cover Page

6.
We note your response to our prior comment eight and reissue in part. Please revise to also disclose on page 38 that you have taken no steps to have your securities quoted on the OTCBB and that there is no guarantee that your securities will ever be quoted on the OTCBB.

Response:

Under the section “Shares Eligible For Future Sale,” the following language has been added:

As of the date of this offering, there is no public market for our common stock. Although we plan, in the future, to contact an authorized OTC Bulletin Board market maker for sponsorship of our securities on the Over-the-Counter Bulletin Board, there can be no assurance that our attempts to do so will be successful. Furthermore, if our securities are not quoted on the OTC Bulletin Board, or elsewhere, there can be no assurance that a market will develop for the common stock or that a market in the common stock will be maintained. As a result of the foregoing, investors may be unable to liquidate their investment for any reason. We have not originated contact with a market maker at this time, and do not plan on doing so until completion of this offering.  As of the date of this Prospectus, no steps have been taken to have these securities quoted on the OTC Bulletin Board, and there is no guarantee that our common stock we will be quoted on the OTC Bulletin Board.

Prospectus Summary, page 1

7.	Please revise to disclose the amount of cash in your treasury as of the most recent practicable date.

Response:

We have revised the disclosure to read:

As of October 27, 2011, our current cash on hand is $1,029.

8.
We note your response to our prior comment nine and reissue in part. Please revise to include your assets and net income (loss) as of your most recent interim stub and place parenthesis around your net income (loss). In addition, revise to disclose how you plan on raising the additional funds to accomplish your business goal. Also disclose that you are a development stage company and that you have limited operations to date.

Response:

In responding to Comment No. 8, it appears the reference in your comment should be comment Number 10, and therefore we have directed our response to Comment No. 10 of your first set of comments. In response we have modified the 2nd Paragraph under “Sport Tech Enterprises, Inc.” on Page 1 to: (i) include our assets and net income (loss) as of the Registrant’s most recent interim stub, (ii) added parenthesis around the (loss), (iii) disclosed how the Registrant plans on raising the additional funds to accomplish its business goals, and (iv) disclosed that the Registrant is a development stage company and has limited operations to date.

As reported on our most recent audited period we have $1,701 in assets and a net income loss of $(60,468). As of October 27, 2011, our current cash on hand is $1,029. Our monthly expenses or “burn rate” is $10,500. In addition to our cash on hand, both Sport Tech Enterprises, Inc., and its wholly owned subsidiary SquareRoot, Inc., have lines of credit which are available to assist in shortfalls which may occur until the Company has the opportunity to raise additional capital. Both lines of credit have been funded by the Company’s President and Director, Mr. Widme.  As of September 30, 2011, Sport Tech Enterprises has an available credit line of $93,709, and SquareRoot, Inc., has a remaining credit line of $0.  As of October 27, 2011, Sport Tech has a credit of $93,709 remaining, and SquareRoot has no additional credit available. The accumulated principal and interest of Sport Tech’s line of credit, will be due and payable on September 29, 2013.  SquareRoot’s principal and interest will be due on and payable on November 15, 2013.  In our current financial condition utilizing only our present capital and available lines of credit, we can operate for the next ten months.  We estimate we will need to raise at least an additional $50,000 to accomplish our business goals. We plan on raising the necessary funds in the future from family, friends, and business associates of our President, pursuant to exemptions provided by Section 4(2) and Rule 506 of the Securities Act of 1933.

9.
We note your response to our prior comment 11 and reissue as we are unable to find the revised disclosure on page five of your comment letter in your registration statement. Please revise to disclose here that you acquired SquareRoot, Inc. on October 1, 2010. Also include a brief summary of the transaction and the nature of operations of SquareRoot, Inc. prior to your October 1, 2010 acquisition. In addition, please revise todisclose the date that SquareRoot, Inc. was incorporated.

Response:

In the second paragraph of “Business Development” we have made the following revisions:

On October 1, 2010 we acquired our wholly owned subsidiary SquareRoot, Inc., through the execution of a share exchange agreement between SquareRoot and Sport Tech Enterprises.  The agreement set forth terms whereupon Sport Tech Enterprises issued 1,200,000 shares of its common stock in a 1:1 exchange for all of SquareRoot’s issued and outstanding. SquareRoot was incorporated in the State of Nevada, in July of 2010.   Prior to the acquisition by Sport Tech Enterprises, SquareRoot’s entire business focus, prior to the merger with Sport Tech, had been the development of a new type of surfboard leash. After the execution of the share exchange, SquareRoot has continued with the development of a prototype under the umbrella of Sport Tech Enterprises, Inc.

10.
We note your disclosure on page one regarding your lines of credit. Please revise to disclose that Mr. Widme loaned this money and that the balance of principal and interest of the note to Sport Tech is due in full on September 29, 2013 and that the balance of principal and interest of the note to SquareRoot is due in full on November 15, 2013 or advise. In addition, please revise to disclose the amount you have borrowed from each line of credit as of the most recent practicable date here and on page 32. Also reconcile your disclosure regarding the notes here with your disclosure on page F-10 that “on November 29, 2010, the Company executed a line of credit in the amount of $50,000 with Brandon Lane.”

Response:

We have revised the fifth paragraph on the Prospectus Summary, to read as follows:

Both lines of credit have been funded by the Company’s President and Director, Mr. Widme.  As of September 30, 2011, Sport Tech Enterprises has an available credit line of $93,709, and SquareRoot, Inc., has a remaining credit line of $0.  As of October 27, 2011, Sport Tech has a credit of $93,709 remaining, and SquareRoot has no additional credit available. The accumulated principal and interest of Sport Tech’s line of credit, will be due and payable on September 29, 2013.  SquareRoot’s principal and interest will be due on and payable on November 15, 2013.  In our current financial condition utilizing only our present capital and available lines of credit, we can operate for the next ten months.  We estimate we will need to raise at least an additional $50,000 to accomplish our business goals. We plan on raising the necessary funds in the future from family, friends, and business associates of our President, pursuant to exemptions provided by Section 4(2) and Rule 506 of the Securities Act of 1933.

We revised the fifth and sixth paragraphs of Certain Relationships and Related Transactions to read as follows:

On September 29, 2010, the Company executed a line of credit in the amount of $100,000 with Andrew Widme. The line of credit carries an annual interest rate of 6% and has a term of three years, at which the entire outstanding balance of principal and interest is due in full. In the event of default, the line of credit will bear interest at 10% per annum.  As of September 30, 2011, an amount of $6,291 had been used for general corporate purposes with a remaining balance of $93,709 available.

On November 29, 2010, the Company executed a line of credit in the amount of $50,000 with Andrew Widme. The line of credit carries an annual interest rate of 6% and has a term of three years, at which the entire outstanding balance of principal and interest is due in full. In the event of default, the line of credit will bear interest at 10% per annum.  As of September 30, 2011, an amount of $50,000 had been used for general corporate purposes with a remaining balance of $0 available.

11.
We note your response to our prior comment 14 and reissue in part. Please revise to clarify that your sole director has no experience as a director of a public company, that your president, who serves the functions of primary executive officer, primary financial officer and primary accounting officer, has only limited experience at a public company and that your secretary has no experience as an officer of a public company. Also disclose that your sole director and two officers have no experience in your intended industry or advise.

Response:

The last paragraph of Prospectus Summary has been revised as follows:

We have two officers, one of which acts as our sole director.  Mr. Widme our sole director, has no experience as the director of a public company, although he has had limited experience serving as a secretary for another public company.  Ms. Widme has no experience as serving as an officer for a public company.  Neither Mr. or Ms. Widme have any experience running a company whose focus is sporting goods and the re-engineering of existing sporting goods. Both officers, Mr. Widme and Ms. Widme, are involved with other businesses, and will only be devoting a portion of their time to Sport Tech Enterprises, Inc. Both Mr. Widme and Ms. Widme will be devoting approximately 20 hours per week in regards to Company business.  At this time, and for the next 12 months, the Company does not anticipate hiring additional employees.

Summary of the Offering, page 3

12.	We note your response to our prior comment 16 and reissue. In accordance with comment one above, please also revise accordingly.

Response:

In response to comment number twelve, under Summary of the Offering, the Offering Price has been confirmed  to be $0.50 per share.  This change is reflected throughout the document.

Risk Factors, page 5

13.
We note your response regarding our prior comment 18 and reissue as it seems that you still have only one director and that he will be setting his own salary. In addition, please disclose here that Andrew Widme and Nicole Widme are married.

Response:

In response to comment number thirteen, under Risk Factors, we have revised the third and fourth risk factors to read accordingly:

Our sole director is also a corporate officer which could have a negative impact on the Company.

Mr. Widme is the Company’s sole director, as well as the Company’s president and treasurer, thus giving him the power to control the decision making conducted by both the Board of Directors and Officers of the Corporation. As such, he has the power to control the total compensation he is entitled to receive.

Our Company officers are married to each other, which could have negative impact on the Company.

Mr. and Ms. Widme are husband and wife.  Should their relationship cease to exist, their separation could have a negative impact in both the decisions made regarding business goals and corporate direction.

As a result of the Company not receiving any proceeds from this offering, we will need, page 5

14.
Please revise to clarify what you mean by “[t]hese terms may be more favorable to future investors than those contained herein, which may in turn hinder our efforts to raise additional capital” on page six and clarify that additional equity financing may cause dilution.

Response:

In response to comment fourteen, we’ve revised as follows:

As a result of the Company not receiving any proceeds from this offering, we will need additional capital in the future to finance our planned growth, which we may not be able to raise or it may only be available on terms unfavorable to us or our existing stockholders, which may result in our inability to fund our working capital requirements and harm our operational results.

As a result of the Company not receiving any funds from the sale of securities registered in this offering, and based on our current proposed plans and assumptions, we anticipate that we may need up to an additional $50,000 in capital to fund our current operations, including product development. There is no assurance that we would be able to raise such capital in an amount sufficient to continue our operations.

Furthermore, additional equity financing may involve the sale of additional shares of our common stock on terms which have not yet been established. Future investment opportunities set forth by the Company have the potential to be offered at terms more favorable to new investors than to those which were executed by current shareholders. This discrepancy may cause dissidence among our existing shareholders, which may in turn hinder our efforts to raise additional capital within our existing network of investors. If we are not able to raise additional capital through the sale of securities or the generation of revenue, our course of business may be adversely affected. Even if the Company is able to raise capital through the sale of additional shares of common stock, the result of additional equity sales could dilute positions held by existing shareholders.

Mr. Widme has limited experience running a public company, page 9

15.	Please revise to remove the words “[e]ven though Mr. Widme previously held a position as a corporate Secretary” as they tend to negate the risk discussed in this risk factor.

Response:

We have removed the requested words for the risk factor to read as follows:

As a result of our reliance on Mr. Widme, and his limited experience in operating a public company, our investors are at risk in losing their entire investment. Mr. Widme intends to hire personnel in the future, when sufficiently capitalized, who would have the experience required to manage our company, and such management is not anticipated until the occurrence of future financing. Since this offering will not capitalize our company, future offerings will be necessary to satisfy capital needs. Until such a future offering occurs, and until such management is in place, we are reliant upon Mr. Widme to make the appropriate management decisions.  Mr. Widme intends to devote approximately 20 hours per week on matters concerning Company business. Neither Mr. Widme nor the Company intends to hire additional staff within the next 12 months.

Ms. Widme lacks relevant experience related to our proposed business, page 10

16.	Please revise to remove the words “Ms. Widme has professional accounting and financial experience” as it tends to negate the risk discussed in this risk factor.

Response:

We have removed the requested words and revised the risk factor to read as:

Ms. Widme lacks experience as a as a corporate officer of a public company or other related position in a company that produces and distributes sporting good products. Her lack of experience puts our investors at risk of losing their entire investment.

Mr. Widme may become involved with other businesses and there can be no assurance, page 10

17.	Please reconcile your disclosure on page 10 that Mr. Widme is currently not involved in other businesses with your disclosure on page 32 that Mr. Widme has been in employed at Fast Glass since 2007.

Response:

In response to comment seventeen, the risk factor on page ten is accurate. We have amended the disclosure under Mr. Widme’s resume to read as follows:

Mr. Widme returned to Fast Glass in late 2007 where he was employed until 2010.

If we fail to develop new products or if the pace of development fails to keep up with, page 11

18.	Please remove the words that you are currently developing “enhancements to other currently offered products” and revise to clarify that the surf leash is the sole product in development.

Response:

We have revised this risk factor to read as follows:

Our goal is to develop enhancements to other currently offered products, however at present our only product in development is our surf leash. Development of future products requires additional research and development expenditures. We may not be successful in developing, manufacturing or marketing new products. Furthermore, if our pace of product development fails to keep up with that of our competitors, many of which have substantially greater resources than us, our net sales and future profitability could be adversely affected.

Selling Stockholder Information, page 16

19.	Please revise to disclose that Jane Stoecklein is an affiliate of Sport Tech as she currently holds 24% of your issued and outstanding shares of common stock.

Response:

In response to comment nineteen, we have removed Jane Stoecklein as a selling shareholder.  She is listed under the table of “Security Ownership of Certain Beneficial Owners.”

20.	Please revise to identify here the individual or individuals who have voting or investment power with respect to the shares held by Stoecklein Law Group.

Response:

In response to comment number 20, Stoecklein Law Group is no longer registering its shares in the S-1 Registration Statement.

21.	We note your disclosure in footnote (10) on page 18 regarding Stoecklein Law Group. Please revise to disclose Mr. Van Ness’s and Gisela Stoecklein’s relationship with Stoecklein Law Group.

Response:

In response to comment number 21, Mr. Van Ness and Ms. Stoecklein are no longer registering their shares in the S-1 Registration Statement.

22.
Please revise to reconcile the number of shares sold by the selling shareholders with your disclosure in your Recent Sales of Unregistered Securities section. In the Recent Sales of Unregistered Securities section, it appears that the maximum number of shares that the selling shareholders can sell is 8,410,800 shares of common stock.

Response:

The maximum shares to be sold by the selling shareholders is 164,000 shares. This number has been revised throughout the document.

Plan of Distribution, page 19

23.	Please advise as to why you have included the disclosure beginning in the fourth paragraph on page 19.

Response:

Our counsel has advised the selling stockholders of their obligations to comply with Regulation M. Although our counsel has provided such advice, we recognized that the selling stockholders may sell to market makers acting as principals. We acknowledge that the selling stockholders have the sole and absolute discretion over the shares, and not the Registrant. Counsel advised the Registrant to provide disclosure as to the possibility that the selling stockholders, as a result of selling to a market maker may not be the ultimate party selling shares in the market.

Description of Securities, page 19

24.
In the first paragraph we note you have a total of 33,610,800 common shares outstanding as of July 1, 2011. Please reconcile this number with the 33,450,000 common shares outstanding as of June 30, 2011 shown in the interim financial statements. In this regard, consider disclosing in Note 9, Subsequent Events, at page G-8, whether you issued additional common shares on July 1, 2011, and the price paid per share.

Response:

The correct number of 33,626,800 shares of common stock, which is issued and outstanding as of September 30, 2011, has been updated throughout the document.

Description of Business, page 23

Business Development, page 22

25.
We note your response to our prior comment 39 and reissue. Please significantly revise this section to provide investors with a detailed description of your business plans. Provide a discussion of the real costs and timelines you face in reaching your goals of producing and selling sports equipment. Explain in detail how and when you expect to generate revenue. For example, provide additional information regarding (a) the cost of the development of your website, (b) the timeline and estimated costs of manufacturing your surf leash, (c) your working trials of the initial prototype of your surf leash and the associated costs, (d) the initial costs of your marketing plan, including the length of time you intend to “work with [the surfers that receive your working prototypes] and utilizetheir feedback to help improve [your design]” and (e) how you intend to market your surf leash and brand after the development of the surf leash is complete. To the extent additional research and development costs will be necessary, please revise to quantify such costs.

Response:

In response to comment twenty-five, the section “ Business Development” has been redrafted to read as follows:

Sport Tech Enterprises, Inc. is a development stage company which was incorporated in the State of Nevada in July of 2010. The company was formed with the intentions of re-engineering existing sporting goods to increase the strength, use and life span. Our goal is to not only build longer lasting products which are also safer, but to also form strategic partnerships with similar companies who might help us enter into other areas of the sporting goods market, and who might ultimately help our company develop a stronger corporate presence. We are currently pursuing the development of one product, a surf leash, which was introduced to us through Square Root, Inc.

On October 1, 2010 we acquired our wholly owned subsidiary SquareRoot, Inc., through the execution of a share exchange agreement between SquareRoot and Sport Tech Enterprises.  The agreement set forth terms whereupon Sport Tech Enterprises issued 1,200,000 shares of its common stock in a 1:1 exchange for all of SquareRoot’s issued and outstanding. SquareRoot was incorporated in the State of Nevada, in July of 2010.   Prior to the acquisition by Sport Tech Enterprises, SquareRoot’s entire business focus, prior to the merger with Sport Tech, had been the development of a new type of surfboard leash. After the execution of the share exchange, SquareRoot has continued with the development of a prototype under the umbrella of Sport Tech Enterprises, Inc.

We believe the design of our products are centered from the perspective of consumer demands with regard to longevity, functionality and safety. Our intention is to design products which last longer, and are safer than those of our competitors. We believe that consumers are willing to invest more in a product if it is durable because in the long run it will last longer.  We are designing our surf leash with this in mind. For example, popular brands sell their surf leash products for approximately twenty to thirty five dollars, but these leashes generally break within a year. We believe we will market our leash for approximately thirty-five dollars.

In order to broaden the Sport Tech brand name, we created a website for the Company (www.sporttechenterprises.com). Our website is currently under construction, and is estimated to cost between $5,000 and $7,500 and is anticipated to be functioning by mid year 2012  Our intention upon having a fully functioning website is to provide an advertising medium for our first product and provide information regarding the competitive advantages of our products.

The Company may not generate significant revenues until we have raised sufficient capital to expand our business plan, or begin the initial production of our surf leash.  We anticipate the real costs associated with developing and producing our surf leash to be approximately $15,000.  These costs include, but are not limited to, initial “one off production” utilized for testing and trials, retaining of intellectual property counsel, CAD drawings of final design and associated intellectual property filing fees. At this time, assuming our trials are successful, we anticipate being in a position to commence the manufacturing of our surf leash by mid-year 2012. The development of our first project, the surf leash, is being completed in several phases:

•	Determine the viability of the product

•	Develop a prototype

•	Establish working trials to determine product functionality

•	Manufacture the product

•	Market the product

•	Revenue Generation

Viability. The viability of the product was established by SquareRoot, Inc., through the efforts of its founder, Brandon Lane. The product was created as the result of Mr. Lane’s experiences with surf leashes, while utilized by Mr. Lane in his hobby, surfing. It became apparent to Mr. Lane that the surf leashes on the market lack the durability, in that he was replacing his surf leash several times a year. By utilizing a stainless steel cable, Mr. Lane was able to build a prototype surf leash which would, at least not break at the stainless steel rope portion.

Prototype. The prototype developed by Mr. Lane was rather basic and required enhancements prior to being marketable. The device is made up of essentially four basic components: (i) the leash section itself consisting of a vinyl coated stainless steel rope (1/16”), which material is readily available on the market in different colors, for approximately $.95 per foot (leash requirement is 6 feet); (ii) a leg strap of nylon material with Velcro strap, available on the market at approximately $2 per unit constructed; (iii) a surfboard nylon strap with Velcro, available on the market at approximately $1 per unit constructed; and (iv) two stainless steel swivels, available on the market for approximately $.85 per swivel. The total product cost, including a preprinted cardboard wrap and hanger with logo ($0.15), is approximately $4.95. Although the prototype developed by Mr. Lane included the leg strap and surfboard strap, a second prototype product was developed consisting of only the leash protion itself, to be used as a replacement component for both the Sport Tech product and also for other manufactured surf leashes. The prototype under the Sport Tech label allows for the inter-changeability of the poly coated stainless steel leash, which is generally the portion of the product which fails in existing models. This inter-changeability allows the user to merely swap out the leash portion while leaving the swivel ends tethered to the user and to the user’s surf board to stay in use without replacement of the entire leash. This also allows for a color change of the leash portion if desired.

Functionality. Working trials have commenced by Mr. Lane utilizing the vinyl coated stainless steel rope, wherein Mr. Lane has tested the strength and durability of the product. Functioning prototypes will require enhancements to attachment of the products at the swivel area; however are believed to be capable of being completed within 6 months, wherein 100 units, at a cost of $1,000 ($10.00 per unit) for the one time order, plus a one time set up fee of approximately $10,000, are intended to be manufactured. Manufacturing has not been established for these prototypes. Once the 100 prototypes are delivered, Mr. Lane will distribute the prototypes to the local surfing community at no charge for testing. Mr. Lane is an avid surfer with significant surfing contacts; therefore it is anticipated there will be more than adequate surfers willing to test the product. This method of testing will keep research and development costs to a minimum, with the exception of the salary of Mr. Lane. As of this filing research and development costs, not including Mr. Lane’s monthly salary have only been the cost of the materials of $30. Once the 100 units are manufactured, there will be another approximate $11,000 spent on research and development.

Manufacturing. Upon receiving feedback from the testing community of local surfers, it is anticipated that adjustments may be made in the product, which may take an additional ninety days, at which time it is anticipated the product would go into production in China, where other surf leashes have been manufactured. There is no assurance at this time as to the viability of the manufacturing process utilizing this combination of materials; other than the materials are readily available in the market.

Marketing. In order to generate initial interest and sales, we intend to initiate a local campaign to promote our surf leash in Southern California, before expanding throughout other surf communities in the United States. Our marketing campaign will be a grass roots (putting our product in the hands of people who will directly utilize the product), hands on approach, focused on putting working prototypes into the hands of local surfers, initially through word of mouth. Our intention is to work with them and to utilize their feedback to help improve our design, while allowing us to begin instilling our name and company philosophy into the individuals who will be purchasing our product. Currently, we have provided samples (at no cost to the surfer) of our initial prototype to local Southern California surfers to assist Mr. Lane in testing our product. Concurrent with the manufacturing process, and once final products are in hand, Mr. Lane will commence his grass roots marketing campain consisting of: (i) making appearances at the local Southern California surf shops: (ii) appearances at Sports Retailer Trade Shows: and (iii) appearances at local surf events. Once the product has been introduced into the marketplace in Southern California, and upon funding, advertising would be placed in the appropriate surf magazines, and other media outlets, including the Company’s own website. We are unsure as of this date at to the extent of our marketing costs associated with the various venues; however initially, the marketing costs would be minimized by Mr. Lane’s participation, as a result of his current compensation.

Revenue Generation. We do not anticipate significant revenue generation until the first five phases as outlined above are accomplished, if ever. However, if we are successful in achieving the first five phases, and generate sales in our product, we believe that our cost of goods on a per unit basis will be approximately $6.00 per unit and sold at a price of $35.00. Advertising and marketing will create our largest expense, which expense is unknown at this time.

Business of Issuer

Background of the Surf Leash Product

The invention is a surf leash for water sports, such as surfing and body-boarding (also called “boogie-boarding”). The purpose of a surf leash is to secure an individual’s board to their leg or arm, upon “wiping out” or falling off the boards. The design of the surf leash is dependent on whether the user is a surfer or a boogie-boarder respectively.

The history of surfing shows why such a device was needed, and why it is now a fundamental tool for surf-related sports. As surfing emerged in Hawaii and California as a popular sport, the evolution of the sporting equipment followed. Surf leashes were first invented for safety because without them a surfer was forced to swim back to the shore, usually in hazardous conditions. This made surfing extremely dangerous and therefore, being a strong swimmer was essential for survival. As the surfboard became smaller and more refined, some innovative surfers tired of swimming and who fixed damaged or broken boards began to look for a solution. Initially, the surf leashes were not accepted and earned the name “kook cords,” but soon they rapidly gained popularity as surfers realized the advantages. It was simple mathematics; surf leashes equaled catching more waves, which is what surfers wanted; revolutionizing the entire world of surfing.

Concept And Philosophy Of Our Design

Ironically, while surfing leashes decreased the likelihood of damage to one’s board and to other surfers, it increased the danger to those wearing it. We believe that the same problems still exist today in modern surf leash engineering, in addition to other flaws. Our solution is to fix these problems and capitalize on the market.

Sport Tech’s philosophy is based on the notion that products should be built to last. In the context of surfing, we believe that a leash which lasts longer is more desirable when it carries a manufacturer’s warranty. It is the Company’s intention to market a product that will come standard with a lifetime warranty. The invention is a modified version of an already existing technology, but expands on the technology to increase a surf leash strength, durability, and safety. In essence, the product’s basic design remains almost unchanged. The leash consists of a polyurethane cord with a Velcro strap, which allows the board to remain attached to the surfer’s leg. However, it is the core of the polyurethane cord, which has been materially enhanced by the presence of a metallic reinforcement (stainless steel rope).

Although we are still researching the most desirable and cost effective materials to use in the manufacture of our product, we have made the decision to use stainless steel to construct our first prototype.  Stainless Steel is a widely used family of Iron-Chromium Alloys. Stainless Steels are alloys of iron and carbon which contain between 12 and 30 percent Chromium, plus other alloying elements. The chromium, which helps develop a passive surface oxide film, provides corrosion resistance. Stainless Steels are wrought or cast and consist of several families that are named for their metallurgical structure. Stainless Steels are fabricated and welded by common processes, and are used for their corrosion resistance, high-temperature strength and scaling resistance. These properties account for their extremely wide use in practically every industry.

Our design is intended to last the consumer a lifetime. Although we are still developing various prototypes of our surf leash, we are so confident in the engineering of our product, due to the stainless steel rope design, that we are verifying our ability to market it with a lifelong manufacturer’s warranty.

Importance and Duration of Intellectual Property

We regard our future trademarks, trade secrets, and similar intellectual property as critical factors to our success. We will rely on patent, trademark, and trade secret law, as well as confidentiality and license agreements with certain employees, customers, and others to protect our proprietary rights.

On September 13, 2010 we filed our application of our trademark for the logo [Missing Graphic Reference]with the United States Patent and Trademark Office (“USTPO”). The USTPO issued a Notice of Allowance regarding our trademark application on May 3, 2011. As a result of our receipt of the Notice of Allowance, we had a six month period to file a Statement of Use (“SOU”) to complete the trademark application process, or alternatively file an extension request. As a result of our prototype not being in a production state, which is required to complete the trademark application process, we have filed an extension request on October 30, 2011. We intend on filing our formal patent application with the USPTO under the guidance of patent counsel, upon completion of our engineered prototype.  There is no guarantee that we will be able to obtain a patent for our surf leash.

Competition

Sport Tech Enterprises, Inc. will compete with numerous national and international companies which manufacture and distribute broad lines of sporting goods and related equipment.  Most of the Company's possible competitors are larger and have substantially greater financial and other resources than Sport Tech Enterprises, Inc. There is no guarantee that we will generate revenues from our surf leash or that we will ever be able to compete on a global or national level with larger manufacturers of similar products.

 Within the surf industry, our most significant competitors already possess a competitive advantage because these companies have established themselves within the industry in terms of advertising, marketing, sponsorships, goodwill, brand recognition and product awareness. We feel our product has a more innovative design than what is currently being marketed by these companies s a result of the stainless steel rope. We intend to attract consumers by manufacturing a product which will last a lifetime.

Initially we plan to focus exclusively on sports such as surfing, body-boarding, snowboarding and skating. However, we hope that as our company grows, we can gradually shift our production line to mainstream sports such as soccer, baseball, football, hockey and basketball. Although this transition would be difficult, we believe it is feasible and are dedicated to the expansion of our product line.  In North America, competition in the sporting goods industry is intense and is based upon quality, price, product features and brand recognition.

26.
We note that SquareRoot had been developing a final prototype for a surfboard when you entered into the share exchange. Please explain how such “final prototype” is different from your current product.

Response:

We have added the following language to the “Prototype” section of Business Development:

Although the prototype developed by Mr. Lane included the leg strap and surfboard strap, a second prototype product was developed consisting of only the leash portion itself, to be used as a replacement component for both the Sport Tech product and also for other manufactured surf leashes. The prototype under the Sport Tech label allows for the inter-changeability of the poly coated stainless steel leash, which is generally the portion of the product which fails in existing models. This inter-changeability allows the user to merely swap out the leash portion while leaving the swivel ends tethered to the user and to the user’s surf board to stay in use without replacement of the entire leash. This also allows for a color change of the leash portion if desired.

27.
We note your response to our prior comment 42 and reissue. Please revise to disclose the trademark you are registering with the United States Patent and Trademark Office or advise. In addition, we are unable to find the disclosure regarding the progress of your trademark application provided on page 16 of your response letter in your registration statement. Please revise.

Response:
On September 13, 2010 we filed our application of our trademark for the logo [Missing Graphic Reference]with the United States Patent and Trademark Office (“USTPO”). The USTPO issued a Notice of Allowance regarding our trademark application on May 3, 2011. As a result of our receipt of the Notice of Allowance, we had a six month period to file a Statement of Use (“SOU”) to complete the trademark application process, or alternatively file an extension request. As a result of our prototype not being in a production state, which is required to complete the trademark application process, we have filed an extension request on October 30, 2011.

28.	We note your response to our prior comment 43 and reissue in part. Please revise to specify the reasons for filing for a provisional patent instead of a formal patent.

Response:

We indicated that: “We intend on filing either a provisional patent, or formal patent application with the USPTO under the guidance of patent counsel once we have completed the research and development of our surf leash prototype.” As a result of conversation with patent counsel, we have determined that upon completion of our engineered prototype, we will pursue the filing of a formal patent application. We have revised the statement as referenced above in the third paragraph to read as follows: “We intend on filing our formal patent application with the USPTO under the guidance of patent counsel, upon completion of our engineered prototype.”

29.
We note your response to our prior comment 45 and reissue. Refer to your disclosure on pages 23-24. Please explain how you can build products that are “more affordable” while marketing your products at price points that are “slightly more expensive.” In addition, please revise to clarify what you mean by “slightly more expensive” by providing quantitative information. Also provide the basis for your statements that “popular brands sell their surf leash products for approximately thirty five dollars” and that “these leashes generally break within a year.”

Response:

We believe the design of our products are centered from the perspective of consumer demands with regard to longevity, functionality and safety. Our intention is to design products which last longer, and are safer than those of our competitors. We believe that consumers are willing to invest more in a product if it is durable because in the long run it will last longer.  We are designing our surf leash with this in mind. For example, popular brands sell their surf leash products for approximately twenty to thirty five dollars, but these leashes generally break within a year. We believe we market our leash for approximately thirty-five dollars.

30.
We note the disclosure in the sixth paragraph under this heading that, assuming your trials are successful, you anticipate being in a position to commence the manufacturing ofthe surf leash by the end of the fourth quarter of 2011. Please clarify here and elsewhere where applicable, if the fourth quarter of 2011 pertains to the calendar year, as we note that your audited financial statements are for the period ended March 31, 2011.

Response:

We have revised the statement referenced in the Sixth Paragraph under Business Development to state: At this time, assuming our trials are successful, we anticipate being in a position to commence the manufacturing of our surf leash mid year, 2012.

31.
Please revise to clarify what you mean by “grass roots, hands on approach” in the first full paragraph on page 25. Will you allow individuals in the surf community use yourproducts for free? Do you plan on marketing through word-of-mouth? In addition, please revise to clarify what you mean by “action sports” on page 25.

Response:

In order to generate initial interest and sales, we intend to initiate a local campaign to promote our surf leash in Southern California, before expanding throughout other surf communities in the United States. Our marketing campaign will be a grass roots (putting our product in the hands of people who will directly utilize the product), hands on approach, focused on putting working prototypes into the hands of local surfers, initially through word of mouth. Our intention is to work with them and to utilize their feedback to help improve our design, while allowing us to begin instilling our name and company philosophy into the individuals who will be purchasing our product. Currently, we have provided samples (at no cost to the surfer) of our initial prototype to local Southern California surfers to assist Mr. Lane in testing our product. Concurrent with the manufacturing process, and once final products are in hand, Mr. Lane will commence his grass roots marketing campaign consisting of: (i) making appearances at the local Southern California surf shops: (ii) appearances at Sports Retailer Trade Shows: and (iii) appearances at local surf events. Once product has been introduced into the marketplace in Southern California, and upon funding, advertising would be placed in the appropriate surf magazines, and other media outlets, including the Company’s own website. We are unsure as of this date at to the extent of our marketing costs associated with the various venues; however initially, the marketing costs would be minimized by Mr. Lane’s participation, as a result of his current compensation.

32.
Please revise the first two paragraphs on page 25 and throughout to provide a more realistic timeline of the manufacturing of your products. In this regard, please reconcile the fact that you are in the development stage of the surf leash product and have expended nominal expenses towards the development of the product with the disclosure which states that you anticipate commencing manufacturing your leashes by the end of the fourth quarter in 2011.

Response:

In response to your comment 25, we have revised the paragraphs referenced.

33.
Please revise to disclose that there is no guarantee that you will generate revenue fromyour surf leash or that you will ever be able to compete on a global level with largermanufacturers of similar products in the first complete paragraph on page 25.

Response:

We have revised the section referenced under “Competition.”

Business of Issuer, page 25

Description of the Status of the Product, page 25

34.
We note your response to our prior comment 49 and reissue in part. Please advise as tithe basis of your belief “that using a stainless steel line will increase the durability of the surf leash while preventing spring back of a surfboard or body board.” To the extent that you are still investigating whether the stainless steel line has the desired result, please disclose.

Response:

This section was removed as a result of re-writing this section under a separate comment.

Long Felt Need for a Better Product, page 26

35.	Please revise the title of this section to state as a belief or provide the basis for this statement.

Response:

We have revised the section to be titled “Concept And Philosophy Of Our Design.”

36.	Please revise to remove the disclosure regarding Mr. O’Neill as it does not contribute to an investor’s understanding of your business.

Response:

We have removed this section.

37.
We note your disclosure on page 27 that “[you] are so confident in the engineering of [your] product that [you] are verifying [your] ability to market it with a lifelong manufacturer warranty.” Please revise to clarify that you are still developing your surf leash.

Response:

Our design is intended to last the consumer a lifetime. Although we are still developing various prototypes of our surf leash, we are so confident in the engineering of our product, due to the stainless steel rope design, that we are verifying our ability to market it with a lifelong manufacturer’s warranty.

Importance and Duration of Intellectual Property, page 27

38.	Please revise to clarify that there is no guarantee that you will be able to obtain a patent for your surf leash.

Response:

On September 13, 2010 we filed our application of our trademark for the logo  [Missing Graphic Reference]with the United States Patent and Trademark Office (“USTPO”). The USTPO issued a Notice of Allowance regarding our trademark application on May 3, 2011. As a result of our receipt of the Notice of Allowance, we had a six month period to file a Statement of Use (“SOU”) to complete the trademark application process, or alternatively file an extension request. As a result of our prototype not being in a production state, which is required to complete the trademark application process, we have filed an extension request on October 30, 2011. We intend on filing our formal patent application with the USPTO under the guidance of patent counsel, upon completion of our engineered prototype.  There is no guarantee that we will be able to obtain a patent for our surf leash.

Distribution, Sales and Marketing, page 27

39.	Please revise to clarify that there is no guarantee that you will be able to secure agreements to market products in local retail shops throughout California in the second paragraph of this section.

Response:

The last sentence of our “marketing” section has been revised to read:

Although this is the marketing strategy we intend to implement, we have no guarantee to its success, or that our approach will allow us to secure agreements to market our surf leash in local retail shop or on any national level.

Manufacturing, page 28

40.
Please revise to clarify what you mean by your disclosure that “Sport Tech is intending to manage its own small Marketing and Sales organization for the U.S. market” as we are unaware of any other markets that you are presently in. If applicable, please state that you have not entered into any marketing agreements with any third parties.

Response:

Reference to Sport Tech intending to manage its own Marketing and Sales organization has been deleted. We have added the following sentence to the last paragraph on the section entitled “Marketing.”

“Additionally, we have not entered into any marketing agreements with third parties.”

Personnel, page 28

41.	Please revise to clarify here that Mr. Widme is your principal financial officer and principal accounting officer. Also revise page 32 accordingly.

Response:

We have revised the first sentence under the Personnel heading to read:

We are a development stage company and currently have only two part-time employees, Andrew Widme, who is our chief executive officer, principal financial officer, principal accounting officer and sole director, and Ms. Widme who is our Secretary.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page
29

Overview and Outlook, page 29

42.
Please revise here to include a more detailed plan of operations for the next twelve months and then to the point of revenue generation. In the discussion of your plan of operations, please balance the discussion by including specific information regarding each material event or proposed step required to pursue your planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your plan of operations. For example, state when you intend to manufacture your products and discuss your marketing plans.

Response:

Background Overview

Plan of Operation

Satisfaction of our cash obligations for the next 12 months. We were formed for the purpose of re-engineering existing sporting goods to increase the strength, use and life span of sporting goods. As a result of our acquisition of SquareRoot in October of 2010, we decided to focus our initial energies on the continued development of a new type of surfboard leash. Our plan of operations for the next 12 months consists of: (i) our satisfying ourselves as to the viability of developing a durable and marketable surf leash; (ii) the development of a prototype surf leash; (iii) performing working trials utilizing our prototype; (iv) enhancing upon the product functionality; (v) manufacturing our product; (vi) marketing our product; and (vii) generating revenue from the sale of our product.

Cash required over the next 12 months to accomplish the plan consists of the following approximate amounts:

•
Payroll expense – we have one employee who we pay $5,000 per month. The employee has developed our single product, the surf leash, and continues to enhance upon its design as a result of testing the product through local surfers, which prevents extensive amounts of capital being utilized for testing.

•
Prototype expense – we believe we will be able to produce 100 samples of our product based upon our current prototype at a cost of $10.00 per sample (double the cost of the final product cost), in addition to paying a onetime set up fee of $10,000 for the manufacture of the samples.

•	Website expense – We anticipate spending an additional $5,000 - $7,500 on the development of a website that will allow for purchases to occur through the website.

•
Marketing expense – we anticipate our marketing being generally done through the efforts of our employee as well as our corporate officers, thus costs for marketing will be directed toward delivery of samples and units once available. This includes making appearances at the local surf shops and surf events, and appearances at Sports Retailer Trade Shows. We do not anticipate spending significant dollars on Marketing until; (i) we are in the position to manufacture units of our product to take to market, and (ii) we have sufficient capital to cover the costs of both the units and marketing. We are intending to manufacture 2000 units for marketing purposes, at a total costs, (after the initial 100) of $5 per unit, or $10,000. Our other marketing expenses would include the costs associated with our employee making appearances at Sports Retailer Trade Shows, Sporting Events, and travel to surfing and sports shops, anticipated to be approximately $10,000.

•	Revenue Generation – We do not anticipate revenue generation, if at all, until after the next 12 months, wherein we believe that we will be able to commence selling our surf leash product.

•
Other Expenses – Other expenses we anticipate incurring in the next 12 months include: (i) accounting expenses of $4,000; (ii) audit expenses of $11,000; (iii) legal expenses of $25,500; Edgar/HBRL expenses of $7,000; office expenses of $12,000.

Summary of the product research and development that we will perform for the term of the next 12 months. During the next 12 months we will continue with the development of our prototype based upon the local feedback we are currently receiving as to the viability of our existing prototype.

Expected purchase or sale of plant and significant equipment. We do not anticipate the purchase or sale of any plant or significant equipment, as we expect the manufacture of our initial product, the surf leash to be outsourced. We have yet to determine where the product will be manufactured; however are in the process of discussing with a consultant in China as to the viability of the manufacture of the product in China, as that is where a some of our competition manufactures their product.

Significant changes in number of employees. We expect to continue paying our employee, $5,000 per month, and do not expect another employee until such time as we are in a revenue generation status, during the following 12 month period.

Cash expenses required over the next 12 months. Cash expenses over the next 12 months are expected to be $152,000. The company currently has a line of credit with a balance of approximately $93,000. We intend to cover our expenses by raising equity capital on a private basis upon effectiveness of our registration statement, and where required, to draw against our line of credit.

43.
Refer to the second paragraph. Please revise the first sentence to clarify you have incurred a cumulative net loss of $124,661. Please clarify in the second sentence that the auditor’s report refers to your financial statements for the period ended March 31, 2011.

Response:

The first sentence of the second paragraph has been revised to include the word “cumulative” as well as updated total.  It reads as:

Since our inception on July 28, 2010 through September 30, 2011, we have not generated any revenues and have incurred a cumulative net loss of $145,367.

44.
Refer to the last sentence of the third paragraph. Please clarify the position of Mr. Brandon Lane, before and subsequent to your October 1, 2010 acquisition of SquareRoot, Inc. We note disclosure under Personnel on page 28 that the Company has only two part-time employees, Mr. Andrew Widme (i.e., your CEO and sole director) and Ms. Nicole Widme (i.e., your Secretary). Clarify here and on page 28 whether or not Mr. Lane is considered an employee of the Company or a consultant to the Company. Also, disclose, if true, that Mr. Lane was the founding and majority shareholder of SquareRoot, Inc., as we note the revised disclosure in Note 8 to the audited financial statements that you acquired SquareRoot, Inc. from Mr. Lane.

Response:

The last sentence has been revised to read:

Brandon Lane, who has remained on staff as a full-time employee since the acquisition of SquareRoot, Inc., by Sport Tech, coordinates with the Company’s officers in accomplishing these tasks in addition to completing the testing on the Company’s prototype.

45.
Please revise to reconcile your disclosure on page 29 that you sold your shares of common stock at a price of $0.25 per share in your June private placement with your disclosure in your Recent Sales of Unregistered Securities section that you sold your shares of common stock at a price of $0.50 per share in your June private placement.

Response:

The sale price of $0.25 per share, sold in the Company’s private placement, has been revised throughout the document.

46.
We note your revised disclosure at Note 1 to the audited financial statements in response to prior comment 61. Please also include this disclosure in MD&A, as it gives an understanding of your operations before and after the October 1, 2010 acquisition of SquareRoot, Inc.

Response:

In response to comment forty six, we have revised the first paragraph of Overview and Outlook to read as follows:

Sport Tech Enterprises, Inc. is a privately held corporation which was incorporated on July 28, 2010 (Inception) under the laws of the State of Nevada, as Sport Tech Enterprises, Inc. Sport Tech is a development stage company formed under the premise of taking existing sporting good products, and modifying them into better more innovative products. Sport Tech intends to redesign and improve sporting goods, after which, Sport Tech intends to manufacture and sell its redesigned products. On October 1, 2010, we acquired our wholly-owned subsidiary, SquareRoot, Inc (“SquareRoot”) Incorporated in the state of Nevada. SquareRoot was formed to design, manufacture, and distribute water sport sporting goods.  Prior to the acquisition of SquareRoot, Inc., Sport Tech Enterprises, Inc. had minimal assets and minimal operations.  Sport Tech Enterprises, Inc. is a holding company with minimal assets and operations apart from its wholly-owned subsidiary.

47.
Refer to the fourth paragraph. Please reconcile the disclosure that you issued 160,000 common shares in June 2011 with disclosure in Note 7 to the June 30, 2011 unaudited interim financial statements that 176,000 common shares were issued. In addition, in Note 7 please revise to clarify that the common shares issued on May 15, 2011 and June 28, 2011 were at a price per share of $0.25 rather than $0.025. Similarly, please ensure that information under Recent Sales of Unregistered Securities on page 36 for these two transactions reflect the appropriate number of common shares issued and a per share price of $0.25 rather than $0.50, if true.

Response:

In response to comment forty seven, the fourth paragraph has been revised to read:

In June of 2011, we completed a Private Placement for the sale of 176,000 common shares of Sport Tech Enterprises at a price of $0.25 per share.  The funds raised in this Private Placement are intended to assist with the production and research of our initial product, as well as provide working capital for accounting, legal and other miscellaneous expenses.

The following was revised under Recent Sales of Unregistered Securities:

In May of 2011, Daniel R. Van Ness received 800 shares of common stock, at a price of $0.25 per share as compensation for additional capitalization of the Company.

In June of 2011, the Company completed a Private Placement for the sale of 176,000 shares of common stock, at a price of $0.25 per share.  These shares were sold and issued subsequent to the completion of the audit of March 31, 2011, and are not reflected in the financial statements.

Critical Accounting Policies and Estimates, page 31
and
Changes in Internal Control Over Financial Reporting, page 31

48.
We have reviewed your response to prior comment 66. However, we note the discussion of disclosure controls and procedures (included as the second paragraph under Critical Accounting Policies and Estimates) and the paragraph on changes in internal control over financial reporting continue to be included. Please omit these disclosures as they are not required in the Form S-1.

Response:

In response to comment forty-eight, we have removed the mentioned disclosures.

Certain Relationships and Related Transactions, page 31

49.
Please disclose the other issuances of common stock to your founders as shown in Note 8 to the audited financial statements at page F-11. In this regard, we note common shares issuances of 200,000 and 8,000,000 on September 7 and 22, 2010, respectively, and that the 24,000,000 common shares as being issued September 21, 2010 rather than September 29, 2010. Please revise as appropriate. Please also disclose, if true, that the issuances on September 7, 2010 and September 22, 2010 were to Selling Stockholders who are related parties of Mr. Widme. In addition, for the November 29, 2010 loan disclosure, please clarify that the outstanding balance at June 30, 2010 is $36,421 as shown on page G-7 rather than $32,921, and make the necessary adjustment to the remaining available amount under the line of credit.

Response:

In response to comment forty-nine, the section has been revised to read as follows:

In September of 2010, we issued 24,000,000 shares of restricted common stock to Mr. Widme pursuant to his capital investment of $24,000.

In September of 2010, we issued 200,000 shares of restricted common stock to Daniel Van Ness, pursuant to his capital investment of $200.  Mr. Van Ness is a brother of Mr. Widme.

In September of 2010, we issued 8,000,000 shares of restricted common stock to Jane Stoecklein pursuant to her capital investment of $8,000.  Ms. Stoecklein is the grandmother of Mr. Widme’s sister-in-law.

On September 29, 2010, the Company executed a line of credit in the amount of $100,000 with Andrew Widme. The line of credit carries an annual interest rate of 6% and has a term of three years, at which the entire outstanding balance of principal and interest is due in full. In the event of default, the line of credit will bear interest at 10% per annum.  As of September 30, 2011, an amount of $6,291 had been used for general corporate purposes with a remaining balance of $93,709 available.

On November 29, 2010, the Company executed a line of credit in the amount of $50,000 with Andrew Widme. The line of credit carries an annual interest rate of 6% and has a term of three years, at which the entire outstanding balance of principal and interest is due in full. In the event of default, the line of credit will bear interest at 10% per annum.  As of September 30, 2011, an amount of $50,000 had been used for general corporate purposes with a remaining balance of $0 available.

On October 12, 2011, the Company received an additional $2,750 from Andrew Widme as a draw on the line of credit which is due in September 2013.

Directors, Executive Officers, Promoters and Control Persons, page 32

50.	Please revise to disclose the ages of your director and officers pursuant to Item 401(a) and (b) of Regulation S-K.

Response:

In response to comment fifty, both Mr. and Ms. Widme’s ages have been disclosed as 27 and 31 respectively.

Andrew I. Widme, President, Treasurer and Director, page 32

51.
Please revise to limit the background information to the requirements of Item 401(e)(1) of Regulation S-K. For example, statements such as “Mr. Widme is an avid sports enthusiast,” “Mr. Widme spent much of his free time waterskiing, wakeboarding, knee boarding, snowboarding, fishing, hunting, and practicing martial arts,” “Mr. Widme still travels the country in his spare time to snowboard and hunt,” and “[h]e also trains at the Warrior Training Center in Las Vegas where he is perfecting his Martial Art training” are beyond the scope of Item 401(e)(1) of Regulation S-K.

Response:

 In response to comment fifty-one, we have deleted the requested language and revised the section to read:

Age, 27, President, Treasurer, and Director of Sport Tech Enterprises, Inc., from July 2010 to present. Mr. Widme was the Secretary of Musician’s Exchange, a publically traded company in the business of reselling musical instruments and equipment, from November 2009 to July 2010.  While at Musician’s Exchange, Mr. Widme developed a basic understanding of the structure and reporting requirements of a publically traded company. Mr. Widme worked at Southwest Glazing in Las Vegas, NV from 2003-2005.  During his employment with Southwest Glazing, Mr. Widme was introduced to the residential market for windows, he learned the basics such as installation, as well as bidding and distribution. In early 2005, Mr. Widme began work at Fast Glass, located in Las Vegas, NV where he learned the commercial glass market, his duties included: biding, installation, and customer relations for both residual and commercial projects.  His commercial projects included public schools, and government buildings throughout the Las Vegas area. In late 2005 Mr. Widme transferred to Milgard Windows in Las Vegas and was employed from 2005-2007.    Mr. Widme returned to Fast Glass in late 2007 where was employed until 2010.  In 2009 Mr. Widme enrolled at The College of Southern Nevada and is currently  pursuing a degree in accounting Mr. Widme’s prior management experience, prior experience in public company operations and interest in sports has led us to the conclusion he would be capable to serve as our Director and President. Mr. Widme will be co-responsible for the day to day operation of the Company.

Nicole Widme (1), Secretary, page 32

52.	Please reconcile your disclosure that Ms. Widme is your secretary with your signature page where Mr. Widme is listed as your secretary.

Response:

In response to comment fifty-two, Ms. Widme is listed on the signature page.

Security Ownership of Management, page 35

53.	Please revise to add Ms. Widme to your table on page 35.

Response:

In response to comment fifty-three, the table has been revised as follows:

Security Ownership of Management
Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	Andrew I. Widme	24,000,000 Founder’s Shares	71%
Common	Nicole Widme	0 Shares	0%

Index to Financial Statements, page 37

54.
Refer to the listing of the June 30, 2011 interim financial statements. Please consider revising the numbering system to be a continuation of the “F” series from the audited financial statements, rather than labeling the interim financial statements under a “G” page system. Please revise throughout the filing.

Response:

In response to comment fifty-four, we have designated all financial and notes to be indexed under “F” as requested.

Audited Financial Statements – March 31, 2011

Statement of Cash Flows, page F-5

55.
We note your revisions made in response to prior comment 75. Please delete the noncash activity line item accounts payable assumed in acquisitions here and at page G-3. Instead, the operating activity line item for accounts payable should reflect an increase of $893 rather than a decrease of $(107). Please revise.

Response:

In response to comment fifty-five, the changes have been made.

Note 6. Line of Credit – Related Party, page F-10

56.	In the second paragraph under the table, please clarify if the November 29, 2010 $50,000 line of credit was with Mr. Andrew Widme rather than Mr. Brandon Lane.

Response:

In response to comment fifty-six, we have revised as follows:

On November 29, 2010, the Company executed a line of credit in the amount of $50,000 with Andrew Widme.

Undertakings

57.	Please revise to include the undertaking in Item 512(h) of Regulation S-K.

Response:

In response to comment fifty-seven, the following has been added:

(7) In accordance of the Company’s request for acceleration of effective date pursuant to Rule 461 under the Securities Act:

(i) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Exhibit 5

58.	Please have counsel revise to reconcile the number of shares in paragraphs one and four of Exhibit 5 with the number of shares offered by the selling shareholders in this offering.

Response:

In response to comment fifty-eight, we have revised both paragraphs one and four to reflect the updated registration total of 164,000 shares.

59.
We note your response to our prior comment 81 and reissue. Please have counsel revise to change the reference regarding “Legal Matters” to “Interests of Named Experts and Counsel” in the last paragraph of the Exhibit 5.

Response:

 In response to comment fifty-nine, we have revised as follows:

We hereby consent to the filing of this opinion, or copies thereof, as an exhibit to the Registration Statement and to the statement made regarding our firm under the caption “Interests of Named Experts and Counsel” in the prospectus included in the Registration Statement. In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations of the Securities and Exchange Commission thereunder.

Exhibit 23.1

60.
We note your response to prior comment 82 that you will comply. Please include an updated accountants’ consent in the next amendment and note that amendments should contain a currently dated accountants’ consent. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

Response:

We understand Rule 402 and as such have included an updated account’s consent.  A manually signed copy has been filed in our company records as well.

61.
We note your response to prior comment 83 and are unable to locate any revisions. As such, we reiterate our comment to expand the second paragraph to also refer to the section, Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, at page 36 of the Registration Statement on Form S-1.

Response:

In response to comment sixty-one, has been revised as follows:

We also consent to the reference to our Firm under the title “Interests of Named Experts and Counsel” in the Registration Statement S-1/A-2 and this Prospectus.

Age of Financial Statements

62.	Please continue to consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X.

Response:

In response to comment sixty-two, we have revised our financials to reflect the period ending September 30, 2011.

Sincerely,

/S/ Donald J. Stoecklein
Donald J. Stoecklein

cc: Sport Tech Enterprises, Inc.